Exhibit 99.11

SIGMA LITHIUM RESOURCES CORPORATION

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Sigma Lithium Resources Corporation (the "Company") and its subsidiaries are the responsibility of management and have been approved by the Board of Directors (the "Board").

The unaudited condensed interim consolidated financial statements have been prepared by management on a going concern basis in accordance with International Accounting Standard 34 Interim Financial Reporting of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the Company’s website and has ensured that it is consistent with the consolidated financial statements.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and the majority of its members are independent directors. The Audit Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the consolidated financial statements and the external auditors’ reports. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

"Calvyn Gardner"	"Guilherme Guimarães"
Chairman and Chief Executive Officer	Chief Financial Officer

NOTICE TO READER

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of management. The unaudited condensed interim financial statements for the three month period ended March 31, 2020 and the period ended March 31, 2019 have not been reviewed by the Company's auditors.

Sigma Lithium Resources Corporation

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

(Unaudited)

	March 31,	December 31,
	2020	2019
ASSETS

Current assets
Cash and cash equivalents	$60,741	$103,640
Receivables and other assets (notes 3 and 11)	334,540	380,225
Total current assets	395,281	483,865
Non-current assets
Receivables and other assets (notes 3 and 11)	78,825	96,488
Exploration and evaluation assets (note 5)	18,217,185	19,388,092
Property and equipment (note 4)	791,791	958,753
Total assets	$19,483,082	$20,927,198

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Suppliers and other liabilities (notes 6 and 11)	$3,277,500	$3,702,947
Revolving credit facility (note 7)	1,268,865	396,195
Payroll and other taxes	326,196	308,980
Note payable (note 9)	2,802,354	953,497
Lease liability (notes 10 and 11)	8,640	9,963
Total current liabilities	7,683,555	5,371,582

Long-term liabilities
Deferred revenue (notes 8)	4,007,100	4,007,100
Note payable (note 9)	253,547	2,496,049
Lease liability (notes 10 and 11)	253,817	303,727
Provision	-	9,465
Total liabilities	12,198,019	12,187,923

Shareholders' equity
Share capital (note 12)	36,190,313	36,190,313
Contributed surplus	4,969,103	4,440,281
Accumulated other comprehensive loss	(1,933,014)	(213,118)
Accumulated deficit	(31,941,339)	(31,678,201)
Total shareholders' equity	7,285,063	8,739,275
Total liabilities and shareholders' equity	$19,483,082	$20,927,198

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Nature of operations and basis of presentation and going concern (notes 1 and 2)

Related parties (notes 7, 10 and 11)

Events after the reporting period (note 18)

Approved on behalf of the Board:

(Signed) "Calvyn Gardner"	, Director

(Signed) "Marcelo Paiva"	, Director

Sigma Lithium Resources Corporation

Condensed Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

(Unaudited)

Three Months Ended March 31,	2020	2019
Operating expenses
General and administrative expenses (note 15)	$425,041	$1,072,919
Accretion on notes payable (note 9)	28,241	36,381
Interest expense on notes payable (notes 6 and 9)	58,300	80,969
Interest expense on credit revolver and suppliers (notes 6 and 7)	34,775	-
Foreign exchange (gain) loss	(300,384)	234,525
Depreciation	17,165	30,182
Net loss for the period	(263,138)	(1,454,976)

Other comprehensive loss

Amounts that may be reclassified subsequently to profit and loss
Cumulative translation adjustment (notes 4, 5 and 10)	(1,719,896)	(165,400)
Net loss and comprehensive loss for the period	$(1,983,034)	$(1,620,376)

Loss per common share

Equity holders of the Company
Basic and diluted net loss per common share	$(0.00)	$(0.02)
Weighted average number of common shares outstanding - basic and diluted	68,878,891	66,991,768

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Resources Corporation

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

Three Months Ended March 31,	2020	2019
Operating activities
Net loss for the period	$(263,138)	$(1,454,976)
Adjustments for:
Depreciation	17,165	30,182
Stock-based compensation (note 17)	124,270	2,575
Accretion on notes payable (note 9)	28,241	36,381
Interest expense on notes payable (note 9)	58,300	80,969
Interest expense on credit revolver and suppliers	34,775	-
Unrealized foreign exchange gain on notes payable (note 9)	(307,754)	(90,810)
Changes in non-cash working capital items:
Receivables and other assets	63,348	(52,209)
Amounts payable and other liabilities	(246,390)	993,006
Payroll and other taxes	17,216	18,761
Provision	(9,465)	(32)
Net cash (used in) operating activities	(483,432)	(436,153)
Investing activities
Addition to lithium properties	(322,986)	(1,892,576)
Repayment of note payable (note 9)	-	(1,254,906)
Net cash used in investing activities	(322,986)	(3,147,482)
Financing activities
Exercise of warrants	-	-
Lease payments (note 10 and 11)	(9,484)	(22,488)
Revolving credit facility (note 7)	780,854	-
Net cash provided by (used in) financing activities	771,370	(22,488)
Effect of exchange rate changes on cash held in foreign currency	(7,851)	88,089
Net (decrease) in cash	(42,899)	(3,518,034)
Cash, beginning of period	103,640	4,160,792
Cash, end of period	$60,741	$642,758

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Resources Corporation

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

(Expressed in Canadian Dollars)

(Unaudited)

				Accumulated
				other
	Number of	Share	Contributed	comprehensive
	common shares	capital	Surplus	income (loss)	Deficit	Total
Balance, December 31, 2018	66,967,501	$32,232,166	$5,865,293	$(112,322)	$(26,603,234)	$11,381,903
Exercise of RSUs (note 16)	364,000	709,800	(709,800)	-	-	-
Stock-based compensation (notes 16 and 17)	-	-	515,002	-	-	515,002
Fair value adjustment on modification of
note payable (note 9)	-	-	25,109	-	-	25,109
Net loss for the period	-	-	-	-	(1,454,976)	(1,454,976)
Other comprehensive loss for the period	-	-	-	(165,400)	-	(165,400)

Balance, March 31, 2019	67,331,501	$32,941,966	$5,695,604	$(277,722)	$(28,058,210)	$10,301,638

Balance, December 31, 2019	68,878,891	$36,190,313	$4,440,281	$(213,118)	$(31,678,201)	$8,739,275
Stock-based compensation (notes 16 and 17)	-	-	414,690	-	-	414,690
Fair value adjustment on modification of note
payable (note 9)	-	-	114,132	-	-	114,132
Net loss for the period	-	-	-	-	(263,138)	(263,138)
Other comprehensive income for the period	-	-	-	(1,719,896)	-	(1,719,896)

Balance, March 31, 2020	68,878,891	$36,190,313	$4,969,103	$(1,933,014)	$(31,941,339)	$7,285,063

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

1.       Nature of operations

Sigma Lithium Resources Corporation (the “Company”) is a Canadian based lithium exploration and development company incorporated under the Canada Business Corporations Act. Its shares are listed on the TSX Venture Exchange (the “TSXV”) under the symbol SGMA and on the American Stock Exchange Over-the-Counter QB under the symbol SGMLF. The head office of the Company is at Suite 2400, 745 Thurlow Street, Vancouver, British Columbia, V6E 0C5.

The Company has one direct wholly-owned subsidiary and one indirect wholly-owned subsidiary. Sigma Lithium Holdings Inc. (formerly Sigma Lithium Resources Inc.) (“Sigma Holdings”) is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia). Sigma Holdings was incorporated for the purpose, through its wholly-owned Brazilian incorporated subsidiary Sigma Mineração S.A. ("SMSA"), of developing SMSA's lithium properties located in the State of Minas Gerais, Brazil.

SMSA holds a 100% interest in four mineral properties: Grota do Cirilo, São Jose, Santa Clara and Genipapo, located in the cities of Araçuaí and Itinga, in the Vale do Jequitinhonha, State of Minas Gerais, Brazil (together, the "Lithium Properties").

2.       Basis of presentation and going concern

These condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the required annual disclosures and should be read in conjunction with the Company’s December 31, 2019 annual consolidated financial statements. The interim financial statements as at, and for the three months ended March 31, 2020 have been prepared on the basis of accounting principles applicable to a going concern, which presumes that the Company will be capable of fulfilling in the next 12 months, the payment of its outstanding liabilities at March 31, 2020 and its ongoing operations, which include the salaries and related charges of its employees, suppliers and related parties.

The Company is presently in the stage of mineral exploration and evaluation of the Lithium Properties and, therefore, is subject to risks and challenges similar to other companies in comparable stages of exploration and evaluation. The Company had a working capital deficit of $7,288,274 at March 31, 2020 (working capital deficit of $4,887,717 at December 31, 2019). For the three months ended March 31, 2020, the Company incurred a net loss of $263,138 (three months ended March 31, 2019 - loss of $1,454,976) and had operating cash outflows of $483,432 (three months ended March 31, 2019 - operating cash outflows of $436,153). In addition, the Company drew $1,177,049 (US$818,000) (December 31, 2019 - $311,760 (US$240,000) under the A10 Credit Facility (as defined and further described below in this note and as also described in note 7).

Although the Company entered into the agreement for the US$30,000,000 Mitsui Pre-Payment (as defined below in (note 8) financing with Mitsui & Co. Ltd. on March 26, 2019, the advance of the remaining US$27,000,000 amount of the Mitsui Pre-Payment is contingent on certain conditions beyond control of the Company, including the Company obtaining project financing for the remaining portion of the projected capital expenditures for the construction of a commercial production plant, as indicated by the “Grota do Cirilo Lithium Project, Araçuaí and Itinga Regions, Minas Gerais, Brazil, National Instrument 43-101 Technical Report on Feasibility Study Final Report”, dated October 18, 2019 and with an effective date of September 16, 2019 (the “Feasibility Study Report”). The Company received US$3,000,000 (CAD$4,007,100) on April 4, 2019 as the first installment of the Mitsui Pre-Payment (note 8).

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

2.       Basis of presentation and going concern (continued)

On November 29, 2019 the Company entered into a revolving credit agreement with certain companies owned by certain directors of the Company ("A10 Group") which provides for a $6.6 million (US$5 million) revolving credit facility (the “A10 Credit Facility”) to fund expenses approved by the lenders, as described in note 7. As of March 31, 2020, $1,177,049 (US$818,000) (December 31, 2019 - $311,760 (US$240,000)) had been drawn and $91,816 (US$65,000) (December 31, 2019 - $84,435 (US$65,000)) had been accrued in setup fees on the A10 Credit Facility.

In addition, the Company has flexibility in terms of the pace and timing of project costs and how expenditures have been, or may be, adjusted, limited or deferred subject to current capital resources and the potential to raise further funds. There is, however, no assurance that the Company will be able to raise funds upon terms acceptable to the Company or at all, and the funding challenges for exploration and development companies have been exacerbated by COVID-19. There is uncertainty of funding future exploration expenditures and project development implementation, considering additional financing, will be required to continue to develop the Lithium Properties, complete detailed engineering, start project construction and continue to finance its operations. The availability of sources of additional financing cannot be assured at this time and, accordingly, these material uncertainties cast significant doubt about the Company’s ability to continue as a going concern.

These interim financial statements have been prepared on a basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. These interim financial statements do not include adjustments to the carrying values and classifications of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Those adjustments may be material.

3.       Receivables and other assets

	March 31,	December 31,
	2020	2019
Prepaid land lease (note 11(b)(c))	$88,917	$116,610
Advance for environmental compensation	27,173	32,230
Prepaid expenses	34,988	74,791
Sales tax receivable	262,287	253,082
	$413,365	$476,713
Allocated as follows:
- Current	$334,540	$380,225
- Non-current	78,825	96,488
	$413,365	$476,713

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

4.       Property and equipment

						Pilot	Right-of-use
Cost	Vehicle	Furniture	Building	Machinery	Fixtures	plant	assets	Total
Balance, December 31, 2019	$7,735	$54,420	$16,054	$140,004	$266,712	$277,049	$344,300	$1,106,274
Cumulative translation adjustment	(1,214)	(8,539)	(2,519)	(21,968)	(41,850)	(40,497)	(47,519)	(164,106)
Balance, March 31, 2020	$6,521	$45,881	$13,535	$118,036	$224,862	$236,552	$296,781	$942,168

						Pilot	Right-of-use
Accumulated amortization	Vehicle	Furniture	Building	Machinery	Fixtures	plant	assets	Total
Balance, December 31, 2019	$942	$6,537	$8,276	$37,814	$33,984	$18,510	$41,458	$147,521
Depreciation	362	1,273	150	3,098	6,242	6,040	4,614	21,779
Cumulative translation adjustment	(181)	(1,224)	(1,322)	(6,417)	(6,306)	(3,473)	-	(18,923)
Balance, March 31, 2020	$1,123	$6,586	$7,104	$34,495	$33,920	$21,077	$46,072	$150,377

						Pilot	Right-of-use
Net book value	Vehicle	Furniture	Building	Machinery	Fixtures	plant	assets	Total
Balance, December 31, 2019	$6,793	$47,883	$7,778	$102,190	$232,728	$277,049	$302,842	$958,753
Balance, March 31, 2020	$5,398	$39,295	$6,431	$83,541	$190,942	$215,475	$250,709	$791,791

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

5.       Exploration and evaluation assets

The Company is in the exploration and evaluation stage with respect to its mineral properties and follows the practice of capitalizing all costs relating to the acquisition and exploration of mineral rights. Such costs include, among others, geological, geophysical studies, exploratory drilling and sampling, feasibility studies and technical reports.

A summary of explorations costs is set out below:

	March 31,	December 31,
	2020	2019
Opening balance	$19,388,092	$13,822,524
Personnel costs	424,215	2,992,950
Geological costs	74,360	718,332
Drilling	30,442	58,368
Environmental	120,777	365,149
Engineering	-	2,172,640
Other	14,844	234,127
Cumulative translation adjustment	(1,835,545)	(975,998)
Closing balance (a)	$18,217,185	$19,388,092

(a) The exploration and evaluation assets include $327,426 capitalized in personnel costs (RSUs and salary expenses) during the three months ended March 31, 2020 (year ended December 31, 2019 - $2,177,373).

6.       Suppliers and other liabilities

	March 31,	December 31,
	2020	2019
Suppliers	$2,410,931	$2,825,832
Accrued interest on amounts due to suppliers	122,393	140,777
Amounts payable to related parties (note 11)	259,467	197,243
Accrued interest on note payable	424,709	434,187
Accrued liabilities	60,000	104,908
Total amounts payable and other liabilities	$3,277,500	$3,702,947

7.       Revolving credit facility

On November 29, 2019 the Company entered into an agreement with A10 Group (a company owned by certain directors of the Company) for the A10 Credit Facility, providing for a $6.6 million (US$5 million) unsecured revolving credit facility, bearing interest at 11% per annum, calculated in US Dollars from the day funds are drawn, and subject to a commitment and disbursement fee of 0.65% and a due diligence fee of 0.65% of the committed amount, which is to be credited towards the interest payable. The A10 Credit Facility has a one-year term, which is the maturity day for any funds drawn. Interest is due in 6 (six) months counted from each fund draw day. Each draw on the A10 Credit Facility is subject to A10 Group approval.

As of March 31, 2020, expenses under the A10 Credit Facility totaled $91,816 (US$65,000), which consists of the commitment and disbursement fee and the due diligence fee accrued on agreement execution. In the three months ended March 31, 2020, $780,854 (US$578,000) was drawn on the facility. In total, as of March 31, 2020, $1,177,049 (US$818,000) (December 31, 2019 $311,760 (US$240,000)) had been drawn on the A10 Credit Facility and the amount due, with interest, was $1,268,865.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

8.	Deferred revenue

On March 26, 2019, the Company entered into a heads of agreement with Mitsui & Co. Ltd. ("Mitsui") under which Mitsui will prepay the Company the amount of US$30,000,000 for battery grade lithium concentrate supply of up to 80,000 tonnes annually (the “Mitsui Pre-Payment”) over six years, extendable for another five years at the option of Mitsui.

An initial tranche payment of US$3,000,000 ($4,007,100) was received by the Company on April 4, 2019, while the disbursements of the remaining tranches are subject to certain conditions, including the approval of the Company’s feasibility report by Mitsui, execution of related definitive offtake agreements with Mitsui and securing funding for the remaining amount of the capital expenditures for the construction of the commercial production plant (“Project Capex”) projected by the Feasibility Study Report.

As part of the total Mitsui Pre-Payment amount, for the Company to meet its construction timetable, an amount of up to US$7,000,000 ($9,093,000) for the deposits required to purchase long lead items for construction of the commercial production plant or other pre-production critical activities, can be made available as per the Company’s request to Mitsui. Such payments are subject to Mitsui’s approval and will be credited towards the overall Mitsui Pre-Payment amount. Other than the initial tranche payment described above, the Company did not request or receive any funds in 2019 or in the three months ended March 31, 2020.

9.	Note payable

In December 2017, Sigma Holdings acquired, through transactions involving Rix Mineração e Consultoria S.A. (“Rix”) (a company owned by certain directors of the Company), a related party, and Arqueana Empreendimentos e Participações S.A. (“Arqueana”) (a company owned by certain directors of the Company), the 11% interest in SMSA that it did not previously own. As a result, Sigma Holdings consolidated the ownership of 100% of the Lithium Properties, for R$20,200,000 Brazilian Reais ($7,650,245) to be paid in six installments. If the original controlling group of Sigma Holdings ceases to have an indirect interest of at least 30% in SMSA on a fully-diluted basis, any remaining installments will become due immediately. The installments are denominated in Brazilian Reais and subject to interest also in Brazilian Reais as per the monthly variation of the CDI (the Brazilian Interbank rate) from December 15, 2017 to the due date of their respective payments. Interest on overdue payments accrues at 1% per month plus a 10% penalty.

In connection with this transaction, Sigma Holdings and SMSA entered into the following agreements:

•	An agreement for stock purchase and sale and other covenants (the “SMSA Stock Purchase Agreement”) dated December 15, 2017.

•	The Amilcar Royalty Agreement: This agreement provides for a royalty of 1% over the gross revenues of SMSA from sales of minerals extracted from the Lithium Properties, less all taxes and costs incurred in the process of extraction, production, processing, treatment, transportation and commercialization of the products sold. SMSA has the option to repurchase the Amilcar Royalty Agreement, exercisable at any time, for US$3,800.000. Amilcar has the option to require the repurchase of the Amilcar Royalty Agreement for the same price, exercisable: (i) if SMSA enters into commercial production and reaches the threshold of producing 40,000t of lithium concentrate per year; or (ii) if the original controlling group of Sigma Holdings ceases to have an indirect interest of at least 30% in SMSA on a fully diluted basis.

•	The Rix Royalty Agreement: This agreement provides to the holder (currently LRC LP I) a royalty of 1% over the gross revenues of SMSA from sales of minerals extracted from the Project, less taxes, returns and sale commissions.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

9.	Note payable (continued)

The interest expense on the note payable calculated for the three months ended March 31, 2020 amounted to $58,300 (three months ended March 31, 2019 amounted to $80,969). The current portion of the note payable as of March 31, 2020 was $2,802,354 (December 31, 2019 - $953,497).

The increase in the current portion of the note payable was due to two installments, due in 2021, that are now current. Additionally, there was the impact of rescheduling of a payment from March 2020 to January 2021. On March 27, 2020, the Company and Arqueana signed a restructuring and rescheduling agreement (6th Amendment) to the note payable installment of R$ 3,000,000 ($937,296 – undiscounted $916,284 discounted) due on March 15, 2020 and not paid by the Company. Under the agreement, Arqueana agreed to postpone the due date of this installment to January 1, 2021, levying an additional 5% penalty to the 10% penalty already stipulated in the SMSA Stock Purchase Agreement. Therefore, this notes payable installment was subject to a total 15% penalty. The amount and penalty were added to the current portion of the note payable. The installment will also bear interest of 1% per month until its payment, as is stipulated in the SMSA Stock Purchase Agreement.

The outstanding balance of the note payable is herein presented at its carrying value of $3,055,901, as of March 31, 2020, calculated as follows:

	March 31,	December 31,
	2020	2019
Opening balance	$3,449,546	$5,040,019
Accretion (adjustment to present value)	28,241	141,005
Fair value adjustment	(114,132)	(96,117)
Realized / Unrealized foreign exchange gain	(307,754)	(379,825)
Payment	-	(1,255,536)
Closing balance	$3,055,901	$3,449,546

		Canadian
		equivalent to	Carrying value
	Reais	Reais	March 31,
Due date	(undiscounted)	(undiscounted)	2020
January 1, 2021	3,000,000	$937,296	$916,284
January 31, 2021	4,159,309	1,130,001	1,097,650
March 15, 2021	3,000,000	815,040	788,420
March 28, 2022	1,000,000	271,680	253,547
			$3,055,901

March 31,
Carrying value	2020
Current	$2,802,354
Long-term	253,547
$3,055,901

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

10.	Lease liability

The lease liability is related to land leases of surface properties owned by Miazga Participações S.A., a land administration company owned by certain directors of the Company (”Miazga”, a related party, as described in note 11). The lease liability was measured at the present value of the lease payments that were not paid at that date. The lease payments are discounted using a weighted average interest rate of 11.33%, which was determined to be the Company's incremental borrowing rate. The continuity of the lease liability is presented in the table below:

Lease liability at December 31, 2019	$313,690
Interest expense	7,472
Lease payments	(9,484)
Cumulative translation adjustment	(49,221)
Lease liability at March 31, 2020	$262,457

As at March 31, 2020
Lease obligations	$262,457
Less current portion	8,640
Non-current portion	$253,817

Maturity analysis – contractual undiscounted cash flows

As at March 31, 2020
Less than one year	$8,640
Year 2	37,936
Year 3	37,936
Year 4	37,936
More than 5 years	411,823
Total contractual undiscounted cash flows	$534,271

11.	Related party transactions

(a) A10 Group (companies owned by certain directors of the Company)

•	Cost sharing agreement (“CSA”): For the three months ended March 31, 2020, the Company paid the amount of $24,286 (three months ended March 31, 2019 - $5,787) through a CSA for shared personnel, including legal, financial and business development personnel allocated to the Company by A10 Group. Additionally, under the same CSA, the Company paid for 50% of shared secretarial administrative personnel and shared office maintenance costs.

•	Credit Facilities: On November 29, 2019, the Company entered into the A10 Credit Facility with A10 Group as described in note 7, where $1,177,049 (US$818,000) had been drawn on the facility as of March 31, 2020.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

11.	Related party transactions (continued)

(b) Miazga (a land administration company owned by certain directors of the Company)

As of March 31, 2020, the Company had a prepaid land lease in the amount of $88,917 (December 31, 2019 - $108,458). During the three months ended March 31, 2020, the Company incurred land lease expenses on the Lithium Properties of $18,307 (three months ended March 31, 2019 - $20,085), from which part was duly deducted from the prepaid amount and $4,770 remained in accounts payable to Miazga on March 31, 2020. The total amount due for the land leases of the Lithium Properties as of March 31, 2020 was $262,457 (965,881 Brazilian Real) (year ended December 31, 2019 $313,690) (note 10). The amounts were recognized at the exchange amount.

(c) Arqueana (a company currently indirectly owned by certain directors of the Company)

As of March 31, 2020, the Company had an accounts receivable balance in the amount of $nil (December 31, 2019 – $8,152) with Arqueana. During the three months ended March 31, 2020, the Company paid Arqueana $7,274 (three months ended March 31, 2019 - $8,484) for land lease expenses on the Lithium Properties. The amounts were recognized at the exchange amount. In addition, as of March 31, 2020, the Company owed Arqueana an outstanding balance of $3,055,901 for the December 2017 acquisition of the remaining 11% interest in SMSA that it did not previously own (presented herein at its carrying value – see note 9).

(d) RIX (a company owned by certain directors of the Company)

As of March 31, 2020, the Company had an accounts payable balance in the amount of $2,717 (December 31, 2019 - $3,223) with RIX. On June 1, 2019, the Company purchased a car for $8,289 (24,000 Brazilian Real) from RIX payable in 12 installments. During the three months ended March 31, 2020, the Company incurred expenses of $nil (three month period ended March 31, 2019 - $2,117) for a car rental agreement that ended on May 31, 2019.

(e) McCarthy Tétrault LLP (a law firm where one of the Company’s directors is a partner and another of the Company’s directors is legal counsel)

As of March 31, 2020, the Company had an accounts payable balance in the amount of $765,058 (December 31, 2019 - $765,058) for legal fees. The amounts were recognized at the exchange amount.

(f) Management and Directors, which comprise the Company’s officers and directors:

(i) The Company owed, on March 31, 2020 travel expenses of $73,094 (year ended December 31, 2019 - $76,710) to its management. These travel expenditures were incurred in the normal course of operations for the Company and are to be reimbursed. The amounts were recognized at the exchange amount.

(ii) Services incurred in the normal course of operations for Company matters, at the exchange amount agreed to between the parties:

•	During the three-month ended March 31, 2020, the Chief Executive Officer (“CEO”) was due to receive salary compensation in the amount of $38,828 (three month ended March 31, 2019 $44,563). The CEO forfeited his right to receive this compensation. As a result, as of March 31, 2020, the Company had an account payable to the CEO in the amount of $87,719 regarding unpaid salary, since November 2019. The CEO did not receive share-based compensation for his services to the Company.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

11.	Related party transactions (continued)

(f) Management and Directors, which comprise the Company’s officers and directors (continued):

(ii) Services incurred in the normal course of operations for Company matters, at the exchange amount agreed to between the parties (continued):

•	During the three-month ended March 31, 2020, the Chief Financial Officer (“CFO”) was due to receive salary compensation in the amount of $37,461 (three month period ended March 31, 2019 $44,563). On March 31, 2020 the Company had an account payable to the CFO in the amount of $7,450.

•	On March 31, 2020, the Company had an account payable to a senior manager in the amount of $7,450.

•	The Chief Strategy Officer did not receive any salary or share based compensation for her services to the Company.

•	For the three months ended March 31, 2020, the Company had $76,667 accrued for director compensation.

(iii) Share-based compensation issued to directors, officers and senior management, other than the CEO and CSO, for the three months ended March 31, 2020 was valued at $326,522 (three month ended March 31, 2019 - $1,469,631).

12.	Share capital

a)	Authorized share capital

The authorized share capital consisted of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b)	Common shares issued by the Company

	Common
	shares (#)	Amount
Balance, December 31, 2018	66,967,501	$32,232,166
Exercise of RSUs (note 16)	364,000	709,800
Balance, March 31, 2019	67,331,501	$32,941,966

	Common
	shares (#)	Amount
Balance, December 31, 2019 and March 31, 2020	68,878,891	$36,190,313

13.	Net loss per common share

The calculation of basic and diluted loss per share for the three months ended March 31, 2020 was based on the loss attributable to common shareholders of $263,138 (three months ended March 31, 2019 - loss of $1,454,976) and the weighted average number of common shares outstanding of 68,878,891 (three months ended March 31, 2019 of 66,991,768). Diluted loss per share for each of the periods presented did not include the effect of RSU's, stock options and warrants as they are anti-dilutive.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

14.	Warrants

Number of
warrants
Balance, December 31, 2017, December 31, 2018 and March 31, 2019	523,742
Exercise of warrants	(275,390)
Balance, December 31, 2019	248,352
Expired	(248,352)
Balance, March 31, 2020	-

15.	General and administrative expenses

Three Months Ended March 31, 2020	2020	2019
Stock-based compensation	$124,270	$2,575
Salaries and benefits	115,937	187,711
Legal counsel Canada	20,000	256,600
Travel - Administration	37,777	237,802
Professional fees	9,344	82,701
A10 Cost Sharing Agreement (Sigma Personnel)	24,286	5,787
Business development and investor relations	63,492	49,521
Accounting	19,796	25,600
Other general and administrative	10,139	224,622
Total general and administrative expenses	$425,041	$1,072,919

16.	Restricted share units

The Company’s Board of Directors has adopted an equity incentive plan (the "Equity Incentive Plan"). Reapproval of the Equity Incentive Plan received shareholder approval in accordance with the policies of the TSXV at the annual and special meeting of the Company’s shareholders held on June 28, 2019. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as selected by the Company’s Board of Directors or a committee appointed by the Company’s Board of Directors to administer the Equity Incentive Plan (the “Plan Administrators”).

Number of RSUs
Balance, December 31, 2018	3,692,000
Forfeited	(1,008,000)
Granted (1)	1,118,000
Exercised (1)	(364,000)
Balance, March 31, 2019	3,438,000

Number of RSUs
Balance, December 31, 2019 and March 31, 2020	2,146,000

(1) During Quarter 1 2019, the Company granted 1,118,000 RSUs to an officer and key employees of the Company, of which 364,000 were exercised on March 25, 2019.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

17.	Stock options

Movements in stock options are summarized below:

	Number of	Weighted average
	stock options	exercise price
Balance, December 31, 2018	524,000	$2.18
Forfeited	(50,000)	2.23
Cancelled	(174,000)	2.23
Balance, March 31, 2019	300,000	$2.14

Balance, December 31, 2019 and March 31, 2020	200,000	$2.10

The following table reflects the stock options issued and outstanding as of March 31, 2020:

		Weighted average		Number of
		remaining	Number of	options
	Exercise	exercisable	options	vested	Grant date
	price ($)	life (years)	outstanding	(exercisable)	fair value
August 28, 2028 Expiry	2.23	8.42	50,000	20,000	$100,200
November 2, 2028 Expiry	2.05	8.60	150,000	75,000	300,000

Balance, March 31, 2020		8.55	200,000	95,000	$400,200

18.	Events after the reporting period

From April 1, 2020 to June 10, 2020, the Company drew down an additional amount of $349,659 (US$258,700) on the A10 Credit Facility. Therefore, as of June 8,, 2020, $1,455,268 (US$1,076,700) had been drawn in total to date, $45,973 (US$34,014) in calculated interest to date and $43,927 (US$32,500) in commitment and disbursement fee had been accrued on the facility, that totaled $1,545,168 (US$1,143,214).